Exhibit 99.1

Summit Therapeutics plc

(“Summit” or the “Company”)

SUMMIT THERAPEUTICS ANNOUNCES PHASE 1B MODIFIED DIET CLINICAL TRIAL ACHIEVES PRIMARY OBJECTIVE IN DUCHENNE MUSCULAR DYSTROPHY

•	Primary Objective Met; Plasma Absorption of SMT C1100 Observed at a Level Suitable for Further Development

•	SMT C1100 to Progress into Phase 2 Open-label Trial

•	Conference Call Scheduled for 1:00pm BST / 8:00am EDT

Oxford, UK, 17 August 2015 – Summit Therapeutics plc (AIM: SUMM, NASDAQ: SMMT), the drug discovery and development company advancing therapies for Duchenne muscular dystrophy (‘DMD’) and C. difficile infection, announces that its Phase 1b modified diet clinical trial of SMT C1100 for the treatment of DMD met its primary objective with half of the patients who received the higher dose of SMT C1100 achieving desired plasma levels while following specific dietary guidance. Based on these results, Summit will advance SMT C1100 into a Phase 2 open-label clinical trial.

The Phase 1b clinical trial was designed to increase plasma levels of SMT C1100 in patients by recommending a diet with balanced proportions of fat, proteins and carbohydrates, combined with consuming a small glass of full fat, whole milk at the time of dosing. Initial analysis shows six of 12 patients achieved the desired plasma level after receiving a 2,500 mg dose of SMT C1100 twice daily for 14 days. In a prior Phase 1b trial, only two of 12 patients dosed with SMT C1100 achieved the desired plasma level. SMT C1100 was well tolerated at all doses tested in the modified diet trial with no serious adverse events reported. This outcome increases the human safety database for this investigational drug. SMT C1100 is a small molecule utrophin modulator being developed for the potential treatment of all patients with DMD. SMT C1100 has received orphan drug designation in the US and Europe.

“DMD has a devastating impact on its patients and families, and current treatment options are merely palliative in nature or are only applicable to small subsets of patients. A universal DMD treatment, like SMT C1100 if successfully developed, would have a broad impact for these patients and families, either alone or in combination with other DMD therapies,” said Principal Investigator Professor Francesco Muntoni from Great Ormond Street Hospital, London. “I am, therefore, looking forward to future clinical studies with SMT C1100.”

“These data clear an important hurdle in the development of SMT C1100 by demonstrating it is a viable drug candidate to bring proof-of-concept for the Company’s burgeoning utrophin modulator pipeline and more importantly, hope to all patients and their families living with this devastating disease,”said Glyn Edwards, Chief Executive Officer of Summit. “Our priority is advancing SMT C1100 efficiently through future patient clinical trials designed to evaluate the potential clinical benefit of this promising treatment, and this will start with an open-label Phase 2 trial that is expected to start by the end of this year.”

The trial also measured enzyme biomarkers of muscle damage, such as creatine kinase. In this modified diet study, there was no change in the enzyme levels when patients received SMT C1100 compared to when they received a placebo. The Company plans to evaluate creatine kinase as well as additional biomarkers over a longer duration of exposure to SMT C1100 in the upcoming Phase 2 open-label trial.

Summit plans to commence the Phase 2 open-label trial during the fourth quarter of 2015. The trial will evaluate the longer-term benefits of SMT C1100 on muscle health, function and safety. Further details of the trial will be provided at a future date.

Conference Call

Summit will host a conference call and webcast to discuss the results of the Phase 1b modified diet trial today 17 August 2015 at 1:00pm BST / 8:00am EDT. To participate in the conference call please dial +44 (0)20 3427 1902 (UK and international participants) or +1 646 254 3360 (US local number) and use the conference confirmation code 6476637. Investors may also access a live audio webcast of the call via the investors section of the Company’s website www.summitplc.com. A replay of the webcast will be available shortly after the presentation finishes.

About the Phase 1b Modified Diet Trial

The Phase 1b randomised, placebo controlled clinical trial was designed to evaluate the blood plasma levels of SMT C1100 in paediatric patients with DMD. Patients and their caregivers were provided with specific dietary guidance on recommended balanced proportions of fats, proteins and carbohydrates. The trial enrolled a total of 12 patients aged between 5 and 13 years, divided equally into three dose cohorts, at trial sites in the UK. Patients were randomised to three groups over 14-day treatment periods during which each patient received two different doses of SMT C1100 and a placebo control. There was a wash-out period of at least 14 days in between each of the treatment periods. The Company is still evaluating the full results of the trial. Full data from this trial are expected to be presented at an upcoming medical meeting.

About Utrophin Modulation in DMD

DMD is a progressive muscle wasting disease that affects around 50,000 boys in the developed world. The disease is caused by different genetic faults in the gene that encodes dystrophin, a protein that is essential for the healthy function of all muscles. There is currently no cure for DMD and life expectancy is into the late twenties. Utrophin protein is functionally and structurally similar to dystrophin. In preclinical studies, the continued expression of utrophin has a meaningful, positive effect on muscle performance. Utrophin modulation has the potential to slow down or even stop the progression of DMD, regardless of the underlying dystrophin mutation. It is also expected that utrophin modulation could potentially be complementary to other therapeutic approaches for DMD.

About Summit Therapeutics

Summit is a biopharmaceutical company focused on the discovery, development and commercialization of novel medicines for indications for which there are no existing or only inadequate therapies. Summit is conducting clinical programs focused on the genetic disease Duchenne muscular dystrophy and the infectious disease C. difficile infection. Further information is available at www.summitplc.com and Summit can be followed on Twitter (@summitplc).

For more information, please contact:

Summit Therapeutics Glyn Edwards / Richard Pye (UK office) Erik Ostrowski (US office)	Tel:	+44 (0)1235 443 939 +1 617 294 6607

Cairn Financial Advisers LLP (Nominated Adviser) Liam Murray / Tony Rawlinson	Tel:	+44 (0)20 7148 7900

N+1 Singer (Broker) Aubrey Powell / Jen Boorer	Tel:	+44 (0)20 7496 3000

MacDougall Biomedical Communications (US media contact)	Tel: +49 89 2424 3494 or +1 781 235 3060
Michelle Avery	mavery@macbiocom.com

Peckwater PR (Financial public relations, UK)	Tel:	+44 (0)7879 458 364
Tarquin Edwards	tarquin.edwards@peckwaterpr.co.uk

Forward Looking Statements

Any statements in this press release about our future expectations, plans and prospects, including statements about the clinical and preclinical development of our product candidates, the therapeutic potential of our product candidates, and the timing of initiation, completion and availability of data from clinical trials, and other statements containing the words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “would,” and similar expressions, constitute forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the uncertainties inherent in the initiation of future clinical trials, availability and timing of data from ongoing and future clinical trials and the results of such trials, whether preliminary results from a clinical trial will be predictive of the final results of that trial or whether results of early clinical trials or preclinical studies will be indicative of the results of later clinical trials, expectations for regulatory approvals, availability of funding sufficient for our foreseeable and unforeseeable operating expenses and capital expenditure requirements and other factors discussed in the “Risk Factors” section of filings that we make with the Securities and Exchange Commission including our Annual Report on Form 20-F for the fiscal year ended January 31, 2015. In addition, any forward-looking statements included in this press release represent our views only as of the date of this release and should not be relied upon as representing our views as of any subsequent date. We specifically disclaim any obligation to update any forward-looking statements included in this press release.

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